UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Open Solutions Inc.
(Name of Subject Company (Issuer))

Open Solutions Inc.
(Name of Filing Person (Issuer))

Senior Subordinated Convertible Notes Due February 2, 2035
(Title of Class of Securities)

68371PAA0 and 68371PAB8
(CUSIP Number of Class of Securities)

Thomas N. Tartaro
Vice President, General Counsel & Secretary
455 Winding Brook Drive
Glastonbury, Connecticut 06033
(860) 652-3155
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee

$210,875,000	$22,563.63

*

Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, assuming that $270,000,000 aggregate principal amount at maturity of outstanding Senior Subordinated Convertible Notes Due February 2, 2035, are purchased at the offer price of $781.02 per $1,000 principal amount at maturity. The amount of the Filing Fee, calculated in accordance with the Securities and Exchange Act of 1934, as amended, and the Rate Advisory No. 5 For Fiscal Year 2007 issued by the Securities and Exchange Commission on December 8, 2006, equals $107 for each $1,000,000.

☐

Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Date Filed: Not Applicable	Form or Registration No.: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-l.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule l3D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTORY STATEMENT

          This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Open Solutions Inc., a Delaware corporation (“Open Solutions”), to purchase for cash all of its outstanding Senior Subordinated Convertible Notes Due February 2, 2035 (the “Notes”) at a purchase price equal to $781.02 per $1,000 principal amount at maturity of the Notes. In addition, holders will be entitled to receive and retain the cash interest payable on their Notes on February 2, 2007 in respect of any Notes held of record on January 15, 2007, the relevant record date. Reference to a Note in the singular refers to a Note representing $1,000 principal amount at maturity.

          This Schedule TO is being filed by Open Solutions. Open Solutions’ offer for the Notes is being made on the terms and subject to the conditions set forth in the attached Offer to Purchase dated December 21, 2006 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at midnight, New York City time, on January 22, 2007, unless extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

          All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.     Summary Term Sheet

          The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.     Subject Company Information

          (a)  Name and Address. The name of the issuer of the Notes is Open Solutions Inc. The address of the principal executive offices of Open Solutions Inc. is 455 Winding Brook Drive, Glastonbury, Connecticut 06033. Its telephone number is (860) 652-3155. The information set forth in Section 4, “Information Concerning Open Solutions” of the Offer to Purchase is incorporated herein by reference.

          (b)  Securities. This Schedule TO relates to the offer by Open Solutions to purchase all of its Notes at a purchase price equal to $781.02 per $1,000 principal amount at maturity of the Notes. The information set forth in Section 5, “Description of Notes and Related Matters” of the Offer to Purchase is incorporated herein by reference. As of December 20, 2006, there was $270,000,000 aggregate principal amount at maturity of the Notes outstanding.

          (c)  Trading Market and Price.  There is no established trading market for the Notes.  The information with respect to our common stock set forth in Section 4, “Information Concerning Open Solutions” of the Offer to Purchase is incorporated herein by reference.

Item 3.     Identity and Background of Filing Person

          (a)  Name and Address. This is an issuer tender offer. The information set forth in Item 2(a) above and Section 4, “Information Concerning Open Solutions” of the Offer to Purchase is incorporated herein by reference.

          (b)  Business and background of entities. Not applicable.

          (c)  Business and background of natural persons. Not applicable.

Item 4.     Terms of the Transaction

          (a)  Material Terms.

(1)	Tender Offers.

          (i)-(iii), (v)-(viii), (xii) The information set forth in the Summary Term Sheet, Section 2, “Terms of the Offer,” Section 6,”Acceptance of Notes for Payment, Accrual of Interest,” Section 7, “Procedures for Tendering Notes,” Section 8, “Withdrawal of Tenders,” Section 10 “Conditions to the Offer” and Section 11,”U.S. Federal Income Tax Considerations” of the Offer to Purchase is incorporated herein by reference.

(iv), (ix)-(xi) Not applicable.

(2)	Mergers and Similar Transactions. Not applicable.

          (b)  Purchases. To the best knowledge of Open Solutions, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements

          (e)  Agreements Involving Open Solutions’ Securities. The information set forth in the definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 20, 2006 under the captions “Summary Term Sheet,” “The Special Meeting,” “The Transaction—Background of the Merger,” “The Transaction—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger,” “The Transaction—Interests of the Company’s Directors and Executive Officers in the Merger” are incorporated herein by reference.

Item 6.     Purpose of the Transaction and Plans or Proposals

          (a)  Purposes.  The information set forth in Section 1, “Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

          (b)  Use of Securities Acquired.  Any Notes submitted for purchase will be canceled and retired.

          (c)  Plans.  The information set forth in the definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 20, 2006 under the captions “Summary Term Sheet,” “Questions and Answers About the Special Meeting and the Merger,” “The Transaction—Background of the Merger,” “The Transaction—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger,” “The Transaction—Financing,” “The Transaction—Interests of the Company’s Directors and Executive Officers in the Merger,” “The Transaction—Delisting and Deregistration of Open Solutions Common Stock; Failure to Consummate the Merger,” “The Merger Agreement” are incorporated herein by reference.

Item 7.     Source and Amount of Funds or Other Consideration

          (a)  Source of Funds. The information set forth in the definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 20, 2006 under the caption “The Transaction—Financing” and Section 9, “Source and Amounts of Funds” and Section 10, “Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

          (b)  Conditions.  The information set forth in the definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 20, 2006 under the caption “The Transaction—Financing” and Section 9, “Source and Amounts of Funds” and Section 10, “Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

          (d)  Borrowed Funds.  The information set forth in the definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 20, 2006 under the caption “The Transaction—Financing” is incorporated herein by reference.

Item 8.     Interest in Securities of the Subject Company

          (a)  Securities Ownership.  To the best knowledge of Open Solutions, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

          (b)  Securities Transactions. Not applicable.

Item 9.     Persons/Assets Retained, Employed, Compensated or Used

          (a)  Solicitations or Recommendations.  The information set forth in Section 2, “Terms of the Offer” and Section 12,”Dealer Managers, Depositary and Information Agent,” Section 13, “Solicitation” and Section 14, “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.     Financial Statements

          (a)  Financial Information. Open Solutions does not believe it is required to include financial information due to the fact that this information is not material to holders of Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, and Open Solutions is a public reporting company that files reports electronically under EDGAR.

          (b)  Pro Forma Information. Open Solutions does not believe it is required to include pro forma information due to the fact that this information is not material to holders of Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, and Open Solutions is a public reporting company that files reports electronically under EDGAR.

Item 11.     Additional Information

          (a)  Agreements, Regulatory Requirements and Legal Proceedings.

                    (1) None.

                    (2) Open Solutions is required to comply with federal and state securities laws and tender offer rules.

                    (3) The information set forth in the definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 20, 2006 under the caption “The Transaction—Regulatory Approvals”.

                    (4) Not applicable.

                    (5) The information set forth in the definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 20, 2006 under the caption “The Transaction—Litigation.”

          (b)  Other Material Information. The information set forth in the definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 20, 2006 is incorporated herein by reference.

Item 12.     Exhibits

(a)(1)(A)	Offer to Purchase dated December 21, 2006.

(a)(1)(B)	Form of Letter of Transmittal, including taxpayer I.D. guidelines.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Summary Advertisement issued on December 21, 2006.

(a)(5)(B)	Press Release issued by Open Solutions on December 21, 2006.

(b)	Not applicable.

(d)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 20, 2006.

(g)	Not applicable.

(h)	Not applicable.

Item 13.     Information Required by Schedule 13E-3

          Not applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPEN SOLUTIONS INC.

By:

	Name:	Kenneth J. Saunders
	Title:	Executive Vice President and Cheif Financial Officer

Dated: December 21, 2006

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated December 21, 2006.
(a)(1)(B)	Form of Letter of Transmittal, including taxpayer I.D. guidelines.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Summary Advertisement issued on December 21, 2006.
(a)(5)(B)	Press Release issued by Open Solutions on December 21, 2006.
(b)	Not applicable.
(d)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 20, 2006.
(g)	Not applicable.
(h)	Not applicable.